NAKED BRAND GROUP INC.
2 - 34346 Manufacturer’s Way
Abbotsford, BC V2S 7M1

November 14, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549 USA

Attention: John Reynolds, Assistant Director

Dear Sirs:

Re:	Naked Brand Group Inc. (the “Company”)
Registration Statement on Form S-1 (the “Form S-1”)
Filed October 19, 2013
File No. 333-191681

We write in response to your letter of November 5, 2013 to the Company with respect to the Form S-1 as noted above and filed by the Company. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of November 5, 2013.

We are also providing a blacklined copy of the draft amendment to the Form S-1 reflecting the changes from the originally filed Form S-1. The page numbers in this letter refers to the blacklined copy of the amendment to the Form S-1.

General

1.	Please provide the dilution information required by Item 506 of Regulation S-K.

We included the dilution information.

Prospectus Cover Page

2.

Please disclose the amount of each of the initial purchase shares, initial commitment shares, and additional commitment shares issued or issuable to Lincoln Park under the Purchase Agreement. Also disclose the amount of each of the shares issued and issuable to Alan Aaron under the note.

We revised the prospectus cover page to disclose these amounts.

Number of Shares Being Offered, page 3

3.

Please disclose the basis for issuing to Lincoln Park 600,000 shares for $300,000 as initial purchase shares and 919,500 shares as the initial commitment shares under the Purchase Agreement. For example, explain if these amounts were based on the market price on a specific date.

We revised the page 4 of the Form S-1 to disclose the basis for issuing these shares to Lincoln Park.

Risks Related to the Offering, page 12

4.

Please describe in greater detail the risks relating to the trading price and the dilutive effect of the pricing mechanism under the Purchase Agreement. Include a description of how the Purchase Price for the shares is calculated (Section 1(q) of the Purchase Agreement) and how Additional Commitment Shares are issued to Lincoln Park for each Regular Purchase of Purchase Shares (Section 5(e) of the Purchase Agreement).

We revised the first risk factors under Risks Related to the Offering to describe in greater detail the risks relating to the trading price and the dilutive effect of the pricing mechanism under the purchase agreement.

Securities Purchase Agreement with Lincoln Park Capital Fund, LLC, page 14

5.

We note the Floor Price in Section 2(c) of the Purchase Agreement and your related description in the filing. Please clarify in the filing whether the company can put shares to the investor on a Purchase Date when the Closing Sale Price is $0.35 or more, but the Purchase Price may be less than $0.35 because of the provisions in Section 1(q), which defines Purchase Price as the lower of (A) the lowest Sale Price on the Purchase Date and (B) the arithmetic average of the three lowest Closing Sale Prices during the 12 consecutive business days prior to the Purchase Date. If appropriate, please also provide risk factor disclosure.

We added a sentence saying “However, as the purchase price of shares sold to Lincoln Park is based on market prices preceding the time of sale, it may be less than $0.35 per share.” on page 15. We also revised the first risk factor under Risks Related to the Offering to provide the risk factor disclosure relating to this.

6.

Under the terms of the Purchase Agreement, the company can put shares valued up to $8,300,000 to Lincoln Park. Please explain how you determined to register the number of 6,750,000 shares which may be issued to Lincoln Park in the future under the Purchase Agreement. Discuss the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the Purchase Agreement. If you are not likely to receive the full amount, explain why the parties chose $8,300,000 as the dollar amount of the equity line.

We elected to enter into an $8,300,000 purchase agreement with Lincoln Park as we may require that amount of capital over the next two years to fully implement our business, operating and development plans. We revised the second risk factor under Risks Related to the Offering and the Offering section on page 15 to describe in greater detail the risk relating to this.

Plan of Distribution, page 21

7.	As Lincoln Park is an underwriter, please revise the language in the penultimate paragraph in this section to clarify that Rule 144(b)(1)(i) of the Securities Act does not apply to Lincoln Park.

We added a sentence saying Rule 144(b)(1)(i) does not apply to Lincoln Park as it is an underwriter.

Undertakings, page 63

8.	Please revise to add the undertaking required by Item 512(a)(6) of Regulation S-K.

We added the undertaking required by Item 512(a)(6) of Regulation S-K.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP at (604) 643-3106.

Yours truly,

NAKED BRAND GROUP INC.

/s/ Alex McAulay
Alex McAulay
Chief Financial Officer, Treasurer and Director